Exhibit 10

British American Tobacco p.l.c.

(“the Company”)

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Johan Vandermeulen
2	Reason for the notification
a)	Position/status	Chief Operating Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Transfer of shares between own accounts for nil consideration.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	11,299

d)	Aggregated information - Aggregated volume - Price	11,299 Nil
e)	Date of the transaction	2026-06-18
f)	Place of the transaction	Outside a trading venue

Name of officer of issuer responsible for making notification: Christopher Worlock
Date of notification: 19 June 2026